3-1-02

02029574

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Van der Moolen Holding N.V.

(Translation of Registrant's Name Into English)

Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________.)

Schedule of Information Contained in this Report:

1. The English language annual report of Van der Moolen Holding N.V. for the year ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date:
MARCH 26, 2002

By:

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

VAN DER MOOLEN

ALL SYSTEMS TRADERS

ANNUAL REPORT 2001



Contents

Certain statements contained in this annual report constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically our most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

This report is also available in Dutch. Should differing interpretations arise, the Dutch version takes precedence.

Management and Supervisory Boards

Management Board	Age
F.M.J. Böttcher, Chairman	55
F.F. Dorjee	41
J.P. Cleaver, Jr. *	67

Supervisory Board	
G.H.A. Kroon, Chairman **	58
Prof. dr. S. Bergsma, Vice Chairman ***	65
G.L. van den Broek	60
J. Aalberts ****	62
G.H. de Marez Oyens ****	60

Address

Van der Moolen Holding NV

Keizersgracht 307, Amsterdam, the Netherlands

P.O. Box 11374, 1001GJ Amsterdam, the Netherlands

Telephone	: +31 (0)20 535 67 89
Fax	: +31 (0)20 535 67 44
E-mail	: info@vandermoolen.com
Website	: **www.vandermoolen.com**

Commercial Register

The company is registered in the Commercial Register of the Amsterdam Chamber of Commerce under number 33000644

* *proposed for election at the Annual General Meeting of Shareholders on April 10, 2002*

** *will resign April 10, 2002*

*** *becomes Chairman April 11, 2002*

**** *proposed for re-election at the Annual General Meeting of Shareholders on April 10, 2002*

Van der Moolen at a glance

Key figures (€ millions) *(Dutch accounting principles)*	2001	2000	1999	1998	1997
Total revenues	345.1	452.2	240.3	149.0	121.2
Income from ordinary activities before interest, taxation, amortization of goodwill and minority interests	177.5	269.0	138.5	89.9	74.8
Income from ordinary activities before taxation and minority interests	164.6	262.6	136.1	90.5	74.8
Net income from ordinary activities	100.7	137.2	76.0	59.2	47.3
Net extraordinary income	26.0	7.8	29.4	9.6	5.2
Net income	126.7	145.0	105.4	68.8	52.5
Dividend on preferred shares	2.9	2.8	2.8	0.6	0.6
Shareholders' equity 1)	265.7	188.5	122.0	111.0	84.8
Minority interests	64.1	26.7	21.8	9.3	4.1
Group equity	329.8	215.2	143.8	120.3	88.9
Subordinated debt 2)	207.7	86.5	60.6	47.8	1.7
Guarantee capital	537.5	301.7	204.4	168.1	90.6
Number of common shares outstanding, end of period 3)	37,502,455	37,061,811	34,569,018	33,343,086	27,978,075
Average number of common shares outstanding 3)	37,354,991	35,909,376	34,162,188	31,044,618	27,728,649
Figures per common share (€)					
Net income from ordinary activities 3)	2.62	3.74	2.14	1.89	1.69
Net income including net extraordinary income 3)	3.32	3.96	3.00	2.20	1.87
Dividend	1.10 4)	1.50 5)	0.92 6)	0.91 7)	0.76 8)
Shareholders' equity	5.74	3.73	2.10	1.84	2.72
Share price (€)					
Highest	42.17	35.17	24.17	44.17	11.71
Lowest	15.00	14.17	14.17	9.08	5.29
Year-end	32.25	30.40	15.97	18.30	9.08

Where applicable, figures have been adjusted to reflect the stock splits in 1997 and on May 1, 2001, and changes to the presentation of the accounts.

1) figures before appropriation of income.

2) inclusive of subordinated debt related to seats contributed by members of Van der Moolen Specialists USA.

3) calculated according to generally accepted Dutch accounting principles based on the weighted average number of common shares outstanding.

4) € 1.10 in cash, or alternatively, in common shares (proposed)

5) € 1.50 in cash

6) € 0.92 in cash, or alternatively, € 0.33 in cash and € 0.59 in common shares

7) € 0.91 in cash, or alternatively, € 0.30 in cash and € 0.61 in common shares

8) € 0.76 in cash, or alternatively, € 0.30 in cash and € 0.46 in common shares

Shareholder information

Van der Moolen's shares have been listed on Euronext Amsterdam since 1986, ADRs on its shares were listed on the NYSE in 2001, and its shares are also traded on several German exchanges. They are constituents of the Euronext 150 Index and, as of March 4, 2002, of Amsterdam's AEX Index. Option series exercisable into Van der Moolen shares are traded on Euronext Amsterdam. Van der Moolen's shares are covered by investment analysts at some 15 banks and brokerage firms worldwide.

Share price, volume and shares outstanding

Van der Moolen: share price relative, 2001 and 2000
31/12/99 = 0, source Bloomberg.


175%
150%
125%
100%
75%
50%
25%
0%
-25%
-50%
S&P Financials Index (euro terms)
AEX Index
Van der Moolen
Jan-00
Feb-00
Mar-00
Apr-00
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01

Common shares		2001		2000
Highest share price	€	42.17	€	35.17
Lowest share price	€	15.00	€	14.17
Price at end of year	€	32.25	€	30.40
Price earnings ratio		12.3x		8.1x
Average daily volume (double-counted)		**769,926**		**484,854**
Shares outstanding (year end)		**37,502,455**		**37,061,811**

Notes: share prices adjusted for 3-for-1 stock split on May 1, 2001. Volume figures adjusted for split and changes in Amsterdam trade reporting. P/E ratio based on year end share price divided by net income per common share for the relevant year, exclusive of extraordinary items. Price and volume sources: Bloomberg, Euronext NV.

ADRs each evidencing one Van der Moolen common share, began trading on the NYSE on October 18, 2001 under the symbol 'VDM'. Between that date and December 31, 2001, the shares reached a high of $30.24 and a low of $22.75, with a closing price of $29.30. Average daily volume over the period was 65,819 ADRs (source: Bloomberg).

Dividend policy

Van der Moolen's dividend policy takes into account the level of net income from ordinary activities, liquidity position, capital position and future financing requirements. The payout has in recent years been around 40% of the year's net income from ordinary activities, less minority interest and calculated in accordance with Dutch accounting principles.

Shareholders with an interest of 5% or more

Four shareholders have declared to the Financial Markets Authority (AFM), as required by Dutch law, that they have a holding in Van der Moolen's shares of 5% or more:

ING Groep NV	7.6% (entirely in common shares)
NIB Capital NV	5.0% (of which 0.4% in financing preferred shares)
Fortis Utrecht NV	6.9% (of which 5.8% in financing preferred shares)
Ducatus NV	5.0% (entirely in financing preferred shares)

All of Van der Moolen's common shares are free-floating: there are no common shareholders under sale restrictions. The financing preferred shares are freely transferable, but there is no public market for them.

Important dates

March 7, 2002	Publication of full year 2001 results
April 10, 2002	Annual General Meeting of Shareholders
April 12, 2002	Official quote of Van der Moolen shares ex-dividend
April 24, 2002	Dividend on 2001 earnings made payable for Van der Moolen shares
May 2, 2002	Publication of first quarter 2002 results
August 1, 2002	Publication of second quarter 2002 results
November 7, 2002	Publication of third quarter 2002 results
March 6, 2003	Publication of full year 2002 results
April 9, 2003	Annual General Meeting of Shareholders

ADRs - American Depositary Receipts

The ex-dividend and payments dates for Van der Moolen ADRs may differ from those of our common shares. Further information is available from The Bank of New York, telephone +1 646 885 3270.

More information

- The annual report, press releases and other information about Van der Moolen can be found on our website, www.vandermoolen.com
- Trading information on Van der Moolen's shares can be accessed on **Reuters Equity 2000 Service** under the symbol VDMN.AS, on **Bloomberg** under VDMN_NA, and, with a 20 minute delay, on Van der Moolen's website, **www.vandermoolen.com**
- Trading information on Van der Moolen's ADRs can be accessed on **Reuters Equity 2000 Service** and on **Bloomberg** under the symbol VDM.
- Shareholder information: T.L. Schram, Director of Investor Relations, telephone: +31 (0)20 535 67 89, fax: +31 (0)20 535 67 44, e-mail: **info@vandermoolen.com**

Profile

'All Systems Traders' – Transatlantic Liquidity Providers

Van der Moolen (Euronext: VDMN.AS, NYSE: VDM) is an international trading firm active as a specialist and market maker on the major equity, bond and option exchanges of the United States and Europe. Headquartered in Amsterdam, Van der Moolen had total revenues of € 345.1 million in 2001 and employs over 500 people in the Netherlands, the U.S.A., Germany and the United Kingdom.

Van der Moolen's strategy is to benefit from the growth of trading volumes on the world's securities exchanges, independent of the direction of financial markets. Our success is built on the efforts of high quality, professional traders with a depth of experience and knowledge of their markets and a stake in the financial performance of their operating units. Diversification and our highly motivated trading team have provided our shareholders with a stable income stream and healthy growth opportunities, while the organization's structure, controls, trading discipline and remuneration policies deliver consistent profitability and an attractive risk profile.

International Entrepreneurial Success

Van der Moolen has substantially internationalized and diversified its business base. Total revenues have increased more than five-fold over the past six years, and we continue to pursue growth opportunities in US and European equity, option and bond markets.

Our company was a leader in the consolidation on the Amsterdam securities exchanges. Since 1996 Van der Moolen has participated in a similar fashion in the consolidation on the New York Stock Exchange, where we are now the fourth largest NYSE specialist in terms of issues traded and fifth largest in terms of traded volume, accounting for more than 10% of Big Board trading volume. Van der Moolen is also an active trader on the leading option exchanges in the United States. In Europe, Van der Moolen is a leading equity trader on the Dutch, French and Belgian Euronext markets and the German, Swiss, Swedish, Finnish and UK exchanges, with limited option activities in some of these markets. In 2001, we launched a London-based market making activity in bonds, in parallel to our existing Dutch bond trading operation.

Van der Moolen has strategically positioned itself with unique trading capacities. As the only independent New York Stock Exchange specialist active on many non-US exchanges, Van der Moolen is positioned as the partner of choice for international companies seeking to list on the NYSE and support the liquidity of their ADRs or global shares. In Europe, as a pure market maker without a role as intermediary, our traders are in a position to optimize their trading participation without compromise.

Profitable, Professional, Reliable

As an international trading organization, we have experience with a variety of exchange platforms, and our trading professionals have demonstrated that they can be profitable as specialists or as market makers, whether in Europe or in the US. We execute an average of more than 75,000 transactions a day, realizing income by taking short term intra-day trading positions, and, to a limited extent, from commissions. In this way, we facilitate immediate execution of investors' orders, which otherwise would not have taken place or would have been executed at an inferior price. Our business model ensures an attractive risk profile for the company.
Of the 258 trading days in 2001, we were able to close 226 of them with a positive trading result. Total revenues for 2001 were € 345.1 million, which produced net income from ordinary activities of € 100.7 million.

NYSE Specialist

The NYSE provides the largest and deepest pool of equity liquidity found anywhere in the world. As one of its largest specialists, Van der Moolen plays an integral role in a system that is the pride of the global financial markets, acting on behalf of many of the world's most successful issuing companies. We provide a continuous market for the shares of the companies we represent, deploying our own capital to minimize the temporary order imbalances that routinely develop and acting as a counter-balancing force to help reduce market volatility and make trading in the shares of our 388 assigned companies as liquid and as accurately priced as possible. We provide the companies for which we act as specialist with a constant flow of information and intelligence, so that they can keep abreast of the latest market trends and trading patterns in their stocks.

US Option Markets: Growth of Derivative Trading

On the American Stock Exchange (Amex), the Chicago Board Options Exchange (CBOE), the Philadelphia Stock Exchange (PHLX) and the International Securities Exchange (ISE), Van der Moolen trades options on equities and indices, as a specialist and market maker. With our acquisition of a 51% interest in the Amex option specialist Cohen, Duffy, McGowan in the summer of 2001, we established a strong presence on the Amex, one of the most successful US derivatives markets.

European Market Making: Trends Favor Market Growth

In Europe, Van der Moolen benefits from the long term growth potential of securities volumes, mainly driven by pension and corporate finance trends, and the market making opportunities offered by the relative inefficiency of these markets. The electronic infrastructure of most European securities markets enables us to achieve growth from a limited number of trading centers in Amsterdam, London and Cologne, from which we trade actively on the equity markets and some of the option markets of the Netherlands, Belgium, France, Germany, the United Kingdom, Sweden and Finland. We are also an active trader on Amsterdam's bond market. From London, Van der Moolen Bonds provides 'odd lot' market making services in investment grade euro- and dollar-denominated government and corporate bonds to professional intermediaries.


VAN DER MOOLEN
ALL SYSTEMS TRADERS
VDM
LISTED
NYSE